NEWALTA
Better ways to manage waste

05012631

RECEIVED
NOV 16 2005

SUPPL

November 7, 2005

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated November 1, 2005; and

2. Press Release dated November 3, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

Took Whiteley
General Counsel

TBW:vz
Encl.

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

File No. 82-34834

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Acquires Oilfield Service Businesses To Broaden Service Capabilities

CALGARY, Alberta, Canada, November 1, 2005 – Newalta Income Fund ("Newalta") today announced the closing of the acquisition of the drill-site and drilling fluid assets of Calgary-based GLP Group Inc. ("GLP"). The purchase price of $47.5 million consisted of $23.5 million cash and the issuance of 1,167,883 Newalta trust units at a deemed price of $20.55 per unit. Operating out of its facility in Leduc, Alberta, GLP employs 118 people in two operating units, Unique Oilfield Technology Services ("UNOTEC") and Symco Drilling Fluids ("Symco").

UNOTEC provides comprehensive drill-site waste management systems that have gained wide customer acceptance and currently have approximately 25 percent of this service market. The systems handle drilling wastes from the point of generation to final treatment and disposal and provide an environmentally sound and efficient waste management service to customers. Demand for the systems has grown dramatically, most specifically for natural gas drilling in northeastern B.C. and western Alberta. UNOTEC operated 43 systems. Newalta has committed a further $7.0 million for the delivery of an additional 16 units by December 31, 2005, which will expand current capabilities by 37 percent.

Symco develops and supplies oil-based drilling fluids and fluid management programs primarily for gas exploration.

GLP is an excellent fit with Newalta's Oilfield division. The acquired businesses, which are concentrated in the Niton Junction, Grande Prairie and Fort St. John areas, complement Newalta's existing facility network, and Newalta can add tangible value based on its existing assets, people and infrastructure. The new businesses are consistent with Newalta's strategy to expand services to existing customers and they will complement Newalta's drill-site centrifuge rental business. GLP, on a stand alone basis, is expected to generate at least $10 million in EBITDA for 2006.

"We are excited about the opportunities to aggressively grow these operations and the contribution from the new people to the continued success of Newalta Income Fund. This investment will contribute immediately to our performance and will provide strong returns to our investors," said Al Cadotte, President and Chief Executive Officer of Newalta.

Newalta Income Fund delivers dynamic profitable growth and since 1993 Newalta has generated average revenue growth of 30 percent per year. This growth has come equally from internal growth projects and acquisitions. Newalta is focused on adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling, minimizing the need for disposal. With 900 talented people and an integrated network of 45 state-of-the-art facilities, Newalta provides innovative solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, and transportation services. Based on a track record of exceptional customer service, safe operations and environmental stewardship, Newalta is extending its leadership position into new service sectors and geographic markets from coast to coast.

This news release may contain forward-looking statements relating to the integration and expected operating results of GLP. These statements are based on current views and expectations that are subject to risks, uncertainties and assumptions that are difficult to predict, including risks, uncertainties and assumptions relating to Newalta's ability to successfully integrate the acquisition and the uncertainty of expected operating results. Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise.

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For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
(403) 206-2684
www.newalta.com

File No. 82-34834

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Income Fund To Hold Third Quarter 2005 Conference Call

CALGARY, Alberta, Canada, November 3, 2005 – Newalta Income Fund ("Newalta") today announced that management will hold its quarterly conference call on Thursday, November 10, 2005 at 1:00 p.m. Eastern Time.

The call will be hosted by Al Cadotte, President and Chief Executive Officer; Ron Sifton, Senior Vice President, Finance and Chief Financial Officer; and Rob Morin, Vice President, Finance.

To participate in the teleconference, please call 1-888-334-9269 or 416-695-9709. To access the simultaneous webcast, please visit www.newalta.com.

For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Thursday, November 17, 2005, by dialing 1-888-509-0082 or 416-695-5275.

Newalta Income Fund delivers dynamic profitable growth and since 1993 Newalta has generated average revenue growth of 30 percent per year. This growth has come equally from internal growth projects and acquisitions. Newalta is focused on adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling, minimizing the need for disposal. With 900 talented people and an integrated network of 45 state-of-the-art facilities, Newalta provides innovative solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, and transportation services. Based on a track record of exceptional customer service, safe operations and environmental stewardship, Newalta is extending its leadership position into new service sectors and geographic markets from coast to coast.

- 30 -

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
(403) 206-2684
www.newalta.com